FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Half Year Report for the 110th Fiscal Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 2, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

NOMURA

Half Year Report for the 110th Fiscal Year

(From April 1, 2013 to September 30, 2013)

Nomura Holdings, Inc.

Dear Shareholder,

I would like to take this opportunity to thank you for your ongoing support of Nomura.

I am pleased to present our business report for the first half of the 110th fiscal year (April 1, 2013 to September 30, 2013).

In the first half of the fiscal year, the Japanese economy returned to a growth trajectory as Abenomics gained momentum toward its goal of overcoming deflation and achieving an economic recovery. We have seen positive developments that will support the economic revival, such as the decision to raise the consumption tax rate for fiscal consolidation and the successful bid to host the Olympics in Tokyo.

Internationally, a number of risk factors remain, including tapering of QE3 and challenging fiscal talks in the US, continued fiscal problems in southern Europe, and a slowdown of the Chinese economy. Meanwhile, monetary easing on a global scale has supported the markets, as seen in the historic highs recorded by leading U.S. and German stock indices.

Amid this environment, Nomura set a goal of achieving earnings per share (EPS) of 50 yen by the fiscal year ending March 2016. We took steps to ensure profitability in all divisions and regions, and refocused on our core businesses, especially in our international operations. We reported a solid set of results for the first half as we achieved our one billion dollar cost reduction target announced last year and focused on businesses that meet the needs of our clients.

In light of the global financial regulatory environment, capital requirements, and our consolidated operating results, we declared a dividend of 8 yen per share to shareholders of record as of September 30, 2013.

We believe that promoting the uptake of NISA, a tax-exempt investment scheme due to be introduced at the beginning of 2014, is an important mission for the securities industry in Japan to ensure the country’s sustained growth. This is also closely linked to Nomura’s vision as a firm. By placing clients at the heart of everything we do, we aim to contribute to economic growth and the development of society as Asia’s global investment bank.

We look forward to your continued support.

Koji Nagai

Representative Executive Officer

Group CEO

Nomura Holdings, Inc.

November 2013

Overview of Consolidated Operating Results for the First Half of the Fiscal Year (April 1, 2013 through September 30, 2013)

			(Billions of yen)
	Three months ended June 30, 2013	Three months ended September 30, 2013	Six months ended September 30, 2013
Net revenue	431.3	356.4	787.7
Income before income taxes	113.2	72.9	186.2
Net income attributable to NHI shareholders	65.9	38.1	104.0

Note: Rounded to the nearest hundred million yen.

Key Points

•	Our Japan-related businesses reported a robust first quarter driven by Retail. Net income was 65.9 billion yen, representing a marked increase in revenue and income from the same period the year before.

•	A slowdown primarily in our Japan-related businesses during the second quarter led to net income of 38.1 billion yen.

•	Net income for the first half was 104.0 billion yen, representing the highest figure since the first half of the fiscal year ended March 2003.

•	Retail, Asset Management and Wholesale all posted increases in revenue and income compared to the first half of the previous fiscal year. Retail delivered its highest income before income taxes since the fiscal year ended March 2002.

* For further details on our financial results, please visit www.nomura.com

Retail

			(Billions of yen)
	Three months ended June 30, 2013	Three months ended September 30, 2013	Six months ended September 30, 2013
Net Revenue	166.3	119.7	286.1
Income Before Income Taxes	81.1	40.0	121.1

•	In the first quarter, robust sales of stocks and equity-related investment trusts on the back of a market rally resulted in the strongest quarterly revenues since the fiscal year ended March 2002.

•	In the second quarter, market uncertainty contributed to a lull in stock-related sales, but sales of bonds including foreign bonds were strong, highlighted by record sales of Japanese government bonds for individual investors.

•	Our continued focus on consulting-based services resulted in net asset inflows of over one trillion yen, mainly in stocks and bonds. Retail client assets exceeded 90 trillion yen as of September 30, 2013.

•	We held approximately 1,100 seminars on NISA, which were attended by approximately 30,000 participants. As of September 30, we had recorded 850,000 account applications (one million including reservations). We will continue to implement various measures to gain the trust of our clients and expand our business.

Asset Management

			(Billions of yen)
	Three months ended June 30, 2013	Three months ended September 30, 2013	Six months ended September 30, 2013
Net Revenue	20.2	18.6	38.8
Income Before Income Taxes	6.7	6.2	12.9

•	Asset Management booked inflows from both the investment trust business and investment advisory business, resulting in strong income before income taxes in both the first and second quarters.

•	The investment trust business reported continued inflows primarily into existing Japanese stock and high-dividend stock funds. The investment advisory business saw an increase in mandates from leading foreign asset managers for Japanese stock and high-yield bond funds.

As a result, net assets under management reached 30 trillion yen (as of September 30) for the first time since September 2007.

•	We proactively proposed investment products suitable for NISA, and increased our distributor network, mainly among regional banks. We will continue to hold seminars and implement other initiative to expand the investor base.

Wholesale

			(Billions of yen)
	Three months ended June 30, 2013	Three months ended September 30, 2013	Six months ended September 30, 2013
Net Revenue	194.6	183.3	378.0
Income Before Income Taxes	25.2	25.3	50.5

•	Driven by Japan, first quarter revenues were in line with the strong previous quarter as equities and other market conditions improved and fee pools expanded.

•	In the second quarter, Japan-related businesses reported a slowdown, but AEJ, EMEA and the Americas performed well. While revenues were down from the first quarter, income before income taxes was roughly flat quarter on quarter due to factors including improved profitability as a result of adjusting our cost base.

Adjusting our cost base

As of September 30, 2013, we had achieved our additional cost reduction target of 1 billion US dollars announced in September 2012. We will continue to implement various measures aimed at further improving profitability.

Global Markets

•	Amid volatile stock prices and interest rates during the first quarter, revenues remained solid as all regions reported stronger client revenues.

•	Despite subdued trading volumes in the second quarter, revenues declined by only 3% from the first quarter. In Fixed Income, Rates and FX products improved. In Equities, the stock execution business continued remained stable and delivered revenues.

Investment Banking

•	In the first quarter, amid robust stock markets globally, we won many high-profile deals including large-scale IPOs in Japan and overseas.

•	In the second quarter, against a continued background of strong demand for funds by corporations and other institutions, we were involved in many ECM deals in Japan and overseas. Internationally, we executed multiple deals for financial sponsors and financial institutions, mainly in EMEA.